UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

COMMISSION FILE NO. 1-12597

A.           Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN

B.           Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

   CULP, INC.
   1823 EASTCHESTER DRIVE
   HIGH POINT, NORTH CAROLINA 27265

There were no material changes in the Plan or the Investment Policy of the Plan.  Culp, Inc. has made no profit sharing contributions during the past five years.  The number of participants in the Plan at December 31, 2013 was 662. The Retirement Committee administers the Plan, and its members are Franklin N. Saxon, Kenneth R. Bowling, and Teresa A. Huffman, all employees of Culp, Inc.

Financial Statements and Exhibits

(a) Financial Statements. A list of all financial statements filed as part of this report, beginning on page 1, is set forth below:

Financial Statements	Page of Report

Reports of Independent Registered Public Accounting Firms	1
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Schedule of Assets (Held at End of Year)	12

(b) Exhibits

Exhibit 23(a) – Consent of Independent Registered Public Accounting Firm

Exhibit 23(b) – Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

By: Culp, Inc., Plan Administrator

By: The Culp, Inc. Retirement Committee

Date:  June 24, 2014

/s/ Franklin N. Saxon
Franklin N. Saxon

/s/ Kenneth R. Bowling
Kenneth R. Bowling

/s/ Teresa A. Huffman
Teresa A. Huffman

Culp, Inc. Employees’ Retirement Builder Plan

TABLE OF CONTENTS

Page No.

Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-11

Supplemental Information

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee of the
Culp, Inc. Employees’ Retirement Builder Plan
High Point, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Culp, Inc. Employees’ Retirement Builder Plan (the "Plan") as of December 31, 2013 and 2012 and the related statements of changes in net assets available for benefits for the years ended December 31, 2013 and 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012 and the changes in its net assets available for benefits for the years ended December 31, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) at December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Smith Leonard PLLC
High Point, NC
June 24, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee of the
Culp, Inc. Employees’ Retirement Builder Plan
High Point, North Carolina

We have audited the accompanying statement of changes in net assets available for benefits of the Culp, Inc. Employees’ Retirement Builder Plan for the year ended December 31, 2011. This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the changes in net assets available for benefits of the Culp, Inc. Employees’ Retirement Builder Plan for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ Dixon Hughes Goodman LLP
High Point, NC
June 22, 2012

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2013 and 2012

ASSETS	2013	2012

Investments, at fair value (Notes C and D)
Registered investment companies	$23,877,738	$19,079,970
Common and collective trust fund	6,976,532	6,997,316
Culp, Inc. common stock	3,564,169	2,844,091
Money market fund	161,764	192,906
	34,580,203	29,114,283

Receivables
Employer contributions	-	30,603
Participant contributions	-	52,760
	-	83,363

NET ASSETS AVAILABLE FOR BENEFITS
AT FAIR VALUE	34,580,203	29,197,646

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	-	(158,398)

NET ASSETS AVAILABLE
FOR BENEFITS	$34,580,203	$29,039,248

See accompanying notes to the financial statements.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2013, 2012 and 2011

	2013	2012	2011

CHANGES IN NET ASSETS ATTRIBUTED TO:

Investment income (loss)
Net appreciation (depreciation) in fair value
of investments (Note C)	$5,384,626	$3,695,629	$(676,032)

Contributions
Employer	698,728	601,558	546,285
Participant	1,213,352	1,087,469	996,749
Direct rollovers	64,904	16,624	3,619

Total contributions	1,976,984	1,705,651	1,546,653

Benefits paid to participants	1,820,655	1,446,525	872,499

NET INCREASE (DECREASE)	5,540,955	3,954,755	(1,878)

NET ASSETS AVAILABLE
FOR BENEFITS
Beginning of year	29,039,248	25,084,493	25,086,371

End of year	$34,580,203	$29,039,248	$25,084,493

See accompanying notes to the financial statements.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013, 2012 and 2011

NOTE A - DESCRIPTION OF PLAN

The following description of the Culp, Inc. Employees’ Retirement Builder Plan (the “Plan”) provides only general information.  Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Culp, Inc. and its subsidiaries (the “Company”) who have three months of continuous service and are at least 21 years of age.  Employees who elect to participate in the Plan may do so in the next available payroll period.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute compensation, as defined in the Plan document, subject to certain Internal Revenue Code (“IRC”) limitations.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers various registered investment company funds, one common and collective trust fund, a money market fund, and Culp, Inc. common stock as investment options for participants.  The Company makes matching contributions equal to 100% of the participant’s contribution up to the first 3% of annual compensation plus 50% of the next 2% of compensation contributed to the Plan which qualifies under safe harbor provisions.  An employee who is eligible to participate in the Plan, but does not either affirmatively elect to decline participation or designate a specified amount to be contributed to the Plan, is required to have their compensation reduced by 2%, which is in turn contributed into the Plan’s Moderate Allocation Fund. Contributions are subject to certain limitations.

Additional profit sharing amounts may be contributed at the option of the Company.  No profit-sharing contributions were made during the years ended December 31, 2013, 2012 or 2011.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of (a) the Company’s profit sharing contributions and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their 401(k) contributions, including the matching contributions from the Company and actual earnings thereon.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013, 2012 and 2011

Participant Loans

Participant loans are not permitted by the Plan.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons as defined by the Plan, participants receive a lump-sum distribution equal to the value of the participant’s vested interest in the Plan. In-service distributions may be made to participants who have reached age 59 1/2. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified by the Plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined contribution plan are required to be reported at fair value.

As of December 31, 2013 and 2012, the Plan held investments through a common and collective trust fund (“Fixed Fund”) managed by SEI Trust Company (“SEI”). On December 9, 2013, the Board of Directors of SEI authorized the termination of the Fixed Fund. Prior to that date, all of the Fixed Fund’s investments were liquidated for more than full book value and the proceeds were invested into money market investments. As of December 31, 2013, the net assets of the Fixed Fund primarily represented a money market fund, offset by accrued expenses. An investor communication announcing the Fixed Fund’s termination was distributed to the Plan’s trustee shortly after the asset and contract liquidation took place. SEI intends to wind down the Fixed Fund by paying certain operating expenses and distribute all of the Fixed Fund’s net assets to investors no later than June 30, 2014.

As a result of these events, the Fixed Fund’s investments as of December 31, 2013, are stated on a liquidation basis (which approximates fair value), whereby assets and liabilities are stated at their estimated settlement and all costs of liquidation have been recognized. On April 8, 2014, the Plan’s retirement committee approved the INVESCO Stable Value V Fund as the replacement of the Fixed Fund.

For years ended December 31, 2012 and 2011, contract value was a relevant measure attributable for a portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts held through the Fixed Fund. Contract value was the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits as of December 31, 2012, presents the fair value of the investment contracts held through the Fixed Fund, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2013, 2012 and 2011 are prepared on a contract value basis.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013, 2012 and 2011

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures.  Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

The Company has evaluated the effects subsequent events would have on the financial statements through June 24, 2014, which is the date the financial statements were available to be issued. No additional issues were noted which would impact the financial statements, with the exception of the disclosures regarding our Fixed Fund in Note B.

NOTE C - INVESTMENTS

The following table presents investments that represent more than 5% of the Plan’s net assets at December 31.

	2013	2012

Common and collective trust fund:
Fixed Fund	$6,976,532	$6,838,918
Culp, Inc. common stock (1)	3,564,169	2,844,091
Registered investment companies:
MFS Value Fund	3,838,762	3,089,501
MFS Moderate Allocation Fund	3,470,152	2,220,877
MFS Total Return Fund	3,019,771	2,648,974
Franklin Dynatech Fund	2,577,914	1,795,536
MFS Growth Allocation Fund	1,766,378	**
PIMCO Total Return Fund	**	1,997,026

(1) Indicates party-in-interest
** Amount represents less than 5% of the Plan’s net assets.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013, 2012 and 2011

The Plan’s investments (including interest and dividends and gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2013	2012	2011

Common and collective trust fund	$58,805	$23,098	$9,629
Registered investment companies	4,288,657	2,223,813	(223,395)
Culp, Inc. common stock	1,037,164	1,448,718	(462,266)

	$5,384,626	$3,695,629	$(676,032)

NOTE D - FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board (“FASB”) issued a statement that defines fair value and establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 - Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 - Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Registered Investment Companies

These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013, 2012 and 2011

Common and Collective Trust Fund

This investment is a public investment vehicle valued using the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is classified within Level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active.

The beneficial interest of each participant is represented by units.  Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit.  Distribution to this investment is declared from the net investment income and automatically reinvested when paid.  It is the policy of this investment to use its best efforts to maintain a stable net asset value of $1 per unit, however, there is no guarantee that this investment will be able to maintain this value.

The net assets of the Fixed Fund at December 31, 2013, primarily represented a money market fund, offset by accrued expenses. SEI intends to wind down the Fixed Fund by paying certain operating expenses and distribute all of the Fixed Fund’s net assets to investors no later than June 30, 2014. On April 8, 2014, the Plan’s retirement committee approved the INVESCO Stable Value V fund as the replacement of the Fixed Fund.

Culp, Inc. Common Stock

This investment is valued at the closing price reported on the active market in which the individual security is traded. This investment is classified within Level 1 of the valuation hierarchy.

The Plan held 174,287 and 189,479 shares of the Company’s common stock at December 31, 2013, and 2012, respectively. The cost basis of these shares of the Company’s common stock was $1,115,226 and $1,170,200 at December 31, 2013 and 2012, respectively.

Money Market Fund

This investment is a public investment vehicle valued using $1 for the NAV.  The money market fund is classified within Level 2 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013, 2012 and 2011

The following table presents information about assets and liabilities measured at fair value on a recurring basis:

Fair Value Measurements at December 31, 2013 using:
	Quoted Prices in Active Markets for Identical Assets	Significant other Observable Inputs	Significant Unobservable Inputs

Description	Level 1	Level 2	Level 3	Total

Registered investment companies
Growth Funds	7,509,702	-	-	7,509,702
Large Cap Funds	3,838,762	-	-	3,838,762
Balanced Funds	3,019,771	-	-	3,019,771
Moderate/Conservative Allocation	4,151,652	-	-	4,151,652
Bond Funds	1,725,445	-	-	1,725,445
International Funds	1,439,311	-	-	1,439,311
Mid Cap Funds	1,289,770	-	-	1,289,770
Real Estate Funds	903,325	-	-	903,325
Common and collective trust fund	-	6,976,532	-	6,976,532
Culp, Inc. common stock	3,564,169	-	-	3,564,169
Money market fund	-	161,764	-	161,764

Total	27,441,907	7,138,296	-	34,580,203

Fair Value Measurements at December 31, 2012 using:
	Quoted Prices in Active Markets for Identical Assets	Significant other Observable Inputs	Significant Unobservable Inputs

Description	Level 1	Level 2	Level 3	Total

Registered investment companies
Growth Funds	4,871,151	-	-	4,871,151
Large Cap Funds	3,089,501	-	-	3,089,501
Balanced Funds	2,648,974	-	-	2,648,974
Moderate/Conservative Allocation	2,774,333	-	-	2,774,333
Bond Funds	2,835,383	-	-	2,835,383
International Funds	1,111,349	-	-	1,111,349
Mid Cap Funds	829,834	-	-	829,834
Real Estate Funds	919,445	-	-	919,445
Common and collective trust fund	-	6,997,316	-	6,997,316
Culp, Inc. common stock	2,844,091	-	-	2,844,091
Money market fund	-	192,906	-	192,906

Total	21,924,061	7,190,222	-	29,114,283

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013, 2012 and 2011

NOTE E - EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments also include shares of the Company’s common stock. Transactions in the Company’s common stock also qualify as party-in-interest.

NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE G - TAX STATUS

Effective January 1, 2013, the Plan adopted a prototype plan document sponsored by an affiliate of the Plan’s trustee. The Internal Revenue Service has determined and informed the Plan’s trustee by a letter dated March 31, 2008, that the Plan is designed and in compliance with the applicable requirements of the IRC. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE H - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that changes could materially affect the participants’ account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL INFORMATION

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 56-1001967
PLAN NUMBER: 001
December 31, 2013

(a)	(b) Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost **	Value

	Fixed Fund	6,976,532 units	-	$6,976,532

	MFS Value Fund	115,625 units	-	3,838,762

	MFS Moderate Allocation Fund	212,242 units	-	3,470,152

	MFS Total Return Fund	171,871 units	-	3,019,771

	Franklin Dynatech Fund	57,879 units	-	2,577,914

	MFS Growth Allocation Fund	98,515 units	-	1,766,378

	Lord Abbett Developing Growth Fund	66,431 units	-	1,689,346

	MFS International Diversification Fund	87,443 units	-	1,439,311

	Ridgeworth Mid-Cap Value Equity Fund	95,468 units	-	1,289,770

	PIMCO Total Return Fund	112,874 units	-	1,206,624

	DWS RREEF Real Estate Securities Fund	46,206 units	-	903,325

	MFS Core Equity Fund	30,426 units	-	819,670

	MFS Conservative Allocation Fund	47,065 units	-	681,500

	MFS Aggressive Growth Allocation Fund	33,992 units	-	656,394

	MFS Bond Fund	37,843 units	-	518,821

	MFS Money Market Fund	161,764 units	-	161,764

*	Culp, Inc. Common Stock	174,287 shares	-	3,564,169

				$34,580,203

*	Indicates party-in-interest.
**	Cost information omitted for participant-directed investments.

EXHIBIT INDEX

Exhibit Number	Exhibit

23A	Consent of Independent Registered Public Accounting Firm in connection with the registration statement of Culp, Inc. on Form S-8 (File No. 33-13310).

23B	Consent of Independent Registered Public Accounting Firm in connection with the registration statement of Culp, Inc. on Form S-8 (File No. 33-13310).